[Translation]

                                                       Filed on October 28, 2003

To Whom It May Concern:

                                Company Name: Hino Motors, Ltd.
                                Name and Title of Representative:
                                  Tadaaki Jagawa, President
                                Code Number: 7205
                                  Securities exchanges throughout Japan
                                Name and Title of Contact Person:
                                  Toshihisa Sakaki
                                  General Manager, Corporate Communications
                                    Department, Corporate Planning Division
                                Telephone Number: 03-5419-9320

                                Our Parent Company: Toyota Motor Corporation
                                Name and Title of Representative:
                                  Fujio Cho, President
                                Code Number: 7203
                                  Securities exchanges throughout Japan

                        Notice Concerning Amendments to
            the Business Performance Projections (non-consolidated)

Based on recent trends in our business performance, we hereby make the following amendments to the business performance projections disclosed upon the announcement of the financial statements on April 25, 2003:

1. Amendments to the prospective figures of non-consolidated interim business performance of Fiscal Year 2004 ending March 31, 2004 (from April 1, 2003 to September 30, 2003)

                                                                                       (In millions of yen, %)
  ---------------------------------------------- -------------------- -------------------- -------------------
                                                      Net sales          Ordinary income   Interim net income/
                                                                                                 (loss)
  ---------------------------------------------- -------------------- -------------------- -------------------
  Previous projections (A)
  (Announced on April 25, 2003)                               360,000               14,500              7,000
  ---------------------------------------------- -------------------- -------------------- -------------------
  New projections (B)                                         411,463               18,254              5,173
  ---------------------------------------------- -------------------- -------------------- -------------------
  Amount changed                                               51,463                3,754             (1,827)
  (B - A)
  ---------------------------------------------- -------------------- -------------------- -------------------
  % of change                                                   14.3%                25.9%             (26.1%)
  ---------------------------------------------- -------------------- -------------------- -------------------
  (Reference)
  Actual performance of Interim period of                     296,541                5,110               6,907
  FY2003
  ---------------------------------------------- -------------------- -------------------- -------------------


2. Amendments to the prospective figures of non-consolidated business performance of Fiscal Year 2004 ending March 31, 2004 (from April 1, 2003 to March 31, 2004)

                                                                                     (In millions of yen, %)
---------------------------------------------- -------------------- -------------------- -------------------
                                                   Net sales           Ordinary income        Net income
---------------------------------------------- -------------------- -------------------- -------------------
Previous projections (A)
(Announced on April 25, 2003)                               700,000               21,000               9,000
---------------------------------------------- -------------------- -------------------- -------------------
New projections (B)                                         800,000               25,300               9,400
---------------------------------------------- -------------------- -------------------- -------------------
Amount changed                                              100,000                4,300                 400
(B - A)
---------------------------------------------- -------------------- -------------------- -------------------
% of change                                                   14.3%                20.5%                4.4%
---------------------------------------------- -------------------- -------------------- -------------------
Actual performance from April 1, 2002 to
March 31, 2003 (FY2003)                                     659,342               16,451               8,342
---------------------------------------------- -------------------- -------------------- -------------------

3. Reasons for the Amendments

   The prospective figures of the non-consolidated business performance of the Fiscal Year 2004 were announced in April 2003. As the sales of trucks in Japan and exported vehicles for the interim period and full year increased or are expected to increase, as the case may be, the net sales is expected to increase from the previous projection. Due to the increase in sales and rationalization efforts, ordinary income is expected to increase from the previously announced projected figure.

   However, as part of the shares of sales subsidiaries has been written-down, the interim net income is expected to be lower than the projected figure.